UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 27, 2009

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

Today, May 27, 2009, Dollar Tree, Inc. issued a press release reporting its fiscal 2009 first quarter earnings results and announcing that it will hold a publicly available telephone conference call to discuss these results. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in items 2.02 and 7.01, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 7.01. Regulation FD Disclosure.

The information (including disclaimer) presented under Item 2.02 is incorporated by reference into this Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

99.1   Press Release dated May 27, 2009 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: May 27, 2009

By: /s/ Kevin S. Wampler
Kevin S. Wampler
Chief Financial Officer

EXHIBITS

Exhibit 99.1 -Press release dated May 27, 2009 issued by Dollar Tree, Inc.

Exhibit 99.1

PRESS RELEASE

DOLLAR TREE, INC. REPORTS FIRST QUARTER FINANCIAL RESULTS
· Earnings Per Diluted Share increased 37.5%, to $0.66
· Operating Margin increased 150 basis points, to 8.1%
· Company Raises 2009 Full Year Guidance

CHESAPEAKE, Va. – May 27, 2009 – Dollar Tree, Inc. (NASDAQ: DLTR), the nation's leading operator of discount variety stores selling everything for $1 or less, reported earnings per diluted share of $0.66, for the quarter ended May 2, 2009 ("first quarter"), an increase of 37.5% compared to the $0.48 earnings per diluted share reported for the quarter ended May 3, 2008. Consolidated net sales for the first quarter were $1.20 billion, a 14.2% increase compared to $1.05 billion reported for the quarter ended May 3, 2008. Comparable store sales increased 9.2% for the first quarter.

"I am pleased with the Company's performance in the first quarter," said President and CEO Bob Sasser. "As consumers are searching for ways to balance their budgets in these uncertain times, more of them are turning to Dollar Tree and finding exceptionally high value merchandise and a fun, convenient shopping experience. Our customer traffic once again increased in the first quarter, driving sales and earnings ahead of guidance and outstanding financial performance for our shareholders."

Operating margin increased 150 basis points for the quarter to 8.1%. The improvement from the 6.6% operating margin in the first quarter last year was driven by a 70 basis point increase in gross margin and an 80 basis point reduction in S.G.& A. expenses.

Cash at quarter-end totaled approximately $355 million, compared with $84 million at the end of the fiscal first quarter 2008. During the first quarter 2009, the Company repurchased 1.1 million shares of its common stock, for $42.7 million.

The Company continues to grow. During the first quarter, Dollar Tree opened 79 stores, closed 3 stores, and expanded or relocated 25 stores. Retail selling square footage increased 6.4% compared to a year ago, to 31.0 million square feet. Total merchandise inventories increased by 5.4% compared with a year ago, while merchandise inventories on a selling square foot basis decreased 0.9%.

In April, Dollar Tree launched a redesigned website featuring a new e-commerce platform, at www.DollarTree.com . "The new site is an extension of the great value, convenience, and fun shopping experience we have always offered in our stores," Mr. Sasser said. "Every individual online item is an incredible value at only $1.00. This is another exciting way that we are bringing the value of Dollar Tree to consumers, small businesses, and organizations alike."

The Company estimates sales for the second quarter of 2009 to be in the range of $1.17 billion to $1.20 billion, based on low to mid single digit positive comparable store sales. Diluted earnings per share are estimated to be in the range of $0.47 to $0.51.

Full year sales are now estimated to be in the range of $5.05 billion to $5.15 billion and diluted earnings per share are expected to be $2.75 to $2.90.

On Wednesday, May 27, 2009, the Company will host a conference call to discuss its earnings results at 9:00 a.m. EDT. The telephone number for the call is 866-575-6537. A recorded version of the call will be available until midnight Wednesday, June 3, and may be accessed by dialing 888-203-1112, and the access code is 6346876. A webcast of the call is accessible through Dollar Tree's website, www.dollartreeinfo.com/investors/news/events and will remain online until midnight Wednesday, June 3.

Dollar Tree, a Fortune 500 Company, operated 3,667 stores in 48 states as of May 2, 2009, with total retail selling square footage of 31.0 million. To learn more about the Company, visit www.DollarTree.com.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: Our press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, or estimate. For example, our forward-looking statements include statements regarding second quarter and full year sales and second quarter and full year diluted earnings per share. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10 - K filed March 26, 2009. We are not obligated to release publicly any revisions to any forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT:Dollar Tree, Inc., Chesapeake
Timothy J. Reid, 757-321-5284
www.DollarTree.com

DOLLAR TREE, INC.
Condensed Consolidated Income Statements
(Dollars in millions, except per share data)
(Unaudited)

		First Quarter ended		
		May 2, 2009		May 3, 2008
Net sales	$	1,201.1	$	1,051.3
Cost of sales		785.7		694.8
Gross profit		415.4		356.5
		34.6%		33.9%
Selling, general & administrative expenses		317.8		286.8
		26.5%		27.3%
Operating income		97.6		69.7
		8.1%		6.6%
Interest expense, net		0.8		1.6
Income before income taxes		96.8		68.1
		8.1%		6.5%
Income tax expense		36.4		24.5
Income tax rate		37.6%		36.0%
Net income	$	60.4	$	43.6
		5.0%		4.1%
Net earnings per share:				
Basic	$	0.67	$	0.48
Weighted average number of shares		90.5		89.9
Diluted	$	0.66	$	0.48
Weighted average number of shares		91.1		90.2

DOLLAR TREE, INC.
Condensed Consolidated Balance Sheets
(Dollars in millions)
(Unaudited)

	May 2, 2009	Jan. 31, 2009	May 3, 2008
Cash and cash equivalents	$ 355.2	$ 364.4	$ 84.2
Merchandise inventories	688.2	675.8	652.7
Other current assets	65.8	33.0	60.2
Total current assets	1,109.2	1,073.2	797.1
Property and equipment, net	705.0	710.3	733.7
Goodwill	133.3	133.3	133.3
Deferred tax assets	41.5	33.0	22.6
Other assets, net	84.7	85.9	84.4
Total assets	$ 2,073.7	$ 2,035.7	$ 1,771.1
Current portion of long-term debt	$ 17.6	$ 17.6	$ 18.5
Accounts payable	208.6	192.9	204.4
Other current liabilities	145.3	152.5	119.7
Income taxes payable, current	42.9	46.9	29.2
Total current liabilities	414.4	409.9	371.8
Long-term debt, excluding current portion	250.0	250.0	250.0
Income taxes payable, long-term	15.0	14.7	20.6
Other liabilities	112.8	107.9	91.3
Total liabilities	792.2	782.5	733.7
Shareholders' equity	1,281.5	1,253.2	1,037.4
Total liabilities and shareholders' equity	$ 2,073.7	$ 2,035.7	$ 1,771.1
STORE DATA:			
Number of stores open at end of period	3,667	3,591	3,474
Total selling square footage (in millions)	31.0	30.3	29.1

DOLLAR TREE, INC.
Condensed Consolidated Statements of Cash Flows
(Dollars in millions)
(Unaudited)

	First Quarter Ended	
	May 2, 2009	May 3, 2008
Cash flows from operating activities:		
Net income	$ 60.4	$ 43.6
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	38.8	41.8
Other non-cash adjustments	2.0	33.7
Changes in working capital	(46.6)	(84.6)
Total adjustments	(5.8)	(9.1)
Net cash provided by operating activities	54.6	34.5
Cash flows from investing activities:		
Capital expenditures	(34.1)	(32.7)
Purchase of short-term investments	-	(34.7)
Proceeds from maturities of short-term investments	-	75.2
Purchase of restricted investments	(0.1)	(14.4)
Proceeds from maturities of restricted investments	-	14.1
Other	-	(0.1)
Net cash provided by (used in) investing activities	(34.2)	7.4
Cash flows from financing activities:		
Proceeds from stock issued pursuant to stock-based compensation plans	9.3	1.8
Payments for share repurchases	(39.6)	-
Tax benefit of stock options exercised	0.8	-
Other	(0.1)	(0.1)
Net cash provided by (used in) financing activities	(29.6)	1.7
Net increase (decrease) in cash and cash equivalents	(9.2)	43.6
Cash and cash equivalents at beginning of period	364.4	40.6
Cash and cash equivalents at end of period	$ 355.2	$ 84.2

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